SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No.  7)

Under the Securities Exchange Act of 1934

Expedia, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30212P303

(CUSIP Number)

Richard N. Baer, Esq. Chief Legal Officer Liberty Interactive Corporation 12300 Liberty Boulevard Englewood, CO 80112 (720) 875-5300	Andrew J. Nussbaum, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

March 24, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or13d-1(g), check the following box.   ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Interactive Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 29,322,111 shares (1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 29,322,111 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,322,111 shares (1)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse.

13.	Percent of Class Represented by Amount in Row (11) 19.4% (1)(2)

14.	Type of Reporting Person (See Instructions) CO

(1)

Consists of (i) 5,025,929 shares of Common Stock held by Mr. Diller, (ii) options to purchase 249,605 shares of Common Stock held by Mr. Diller that are exercisable within 60 days of March 24, 2016, (iii) 439,552 shares of Common Stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership, (iv) 10,807,026 shares of Common Stock held by Liberty USA Holdings, LLC (“Liberty USA”), a wholly owned subsidiary of Liberty, and (v) 12,799,999 shares of Class B Common Stock held by Liberty USA.

(2)

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 54.3% of the voting power of the Company.  Such beneficial ownership amounts are based on there being outstanding, as of the close of business on January 29, 2016, 138,030,061 shares of Common Stock and 12,799,999 shares of Class B Common Stock, based on the Company’s Annual Report on Form 10-K for the fiscal year period ended December 31, 2015 and as calculated in accordance with Rule 13d-3.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barry Diller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 29,322,111 shares (1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 29,322,111 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,322,111 shares (1)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse.

13.	Percent of Class Represented by Amount in Row (11) 19.4% (1)(2)

14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 5,025,929 shares of Common Stock held by Mr. Diller, (ii) options to purchase 249,605 shares of Common Stock held by Mr. Diller that are exercisable within 60 days of March 24, 2016, (iii) 439,552 shares of Common Stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership, (iv) 10,807,026 shares of Common Stock held by Liberty USA Holdings, LLC (“Liberty USA”), a wholly owned subsidiary of Liberty, and (v) 12,799,999 shares of Class B Common Stock held by Liberty USA.

(2)

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 54.3% of the voting power of the Company.  Such beneficial ownership amounts are based on there being outstanding, as of the close of business on January 29, 2016, 138,030,061 shares of Common Stock and 12,799,999 shares of Class B Common Stock, based on the Company’s Annual Report on Form 10-K for the fiscal year period ended December 31, 2015 and as calculated in accordance with Rule 13d-3.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)

Statement of

LIBERTY INTERACTIVE CORPORATION

and

BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

EXPEDIA, INC.

Liberty Interactive Corporation (“Liberty”) and Barry Diller (“Mr. Diller,” and together with Liberty, the “Reporting Persons” and each, a “Reporting Person”) are filing this statement on Schedule 13D with respect to the shares of common stock, par value $.0001 per share (the “Common Stock”), of Expedia, Inc., a Delaware corporation (the “Company” or “Expedia”).  Liberty and Mr. Diller constitute a “group” for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Common Stock and are collectively referred to as the “Reporting Group”.  The Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) with respect to the Company by the Reporting Group, on August 22, 2005, as amended by Amendment No. 1 filed with the SEC on December 13, 2005, Amendment No. 2 filed with the SEC on June 28, 2007, Amendment No. 3 filed with the SEC on November 1, 2007, Amendment No. 4 filed with the SEC on December 30, 2011, Amendment No. 5 filed with the SEC on April 2, 2012 and Amendment No. 6 filed with the SEC on October 8, 2014 (together, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amended Statement on Schedule 13D/A (this “Amendment” and together with the Schedule 13D, this “Statement”) constitutes Amendment No. 7 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.  In this Statement, the shares of Common Stock and Class B Common Stock are referred to collectively as the “Common Shares.”

Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

Item 2.   Identity and Background

The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Annex A attached hereto is incorporated herein by reference and amends and restates Annex A of the Schedule 13D in its entirety. To the knowledge of Liberty, all persons listed on Annex A (the “Annex A Persons”) are United States citizens, unless otherwise noted on Annex A. During the last five years, neither Liberty nor, to the knowledge of Liberty, any of the Annex A Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On April 13, 2015, pursuant to the terms of the Governance Agreement, Liberty irrevocably exercised its pre-emptive right to purchase 264,841 shares of Common Stock at a price of $85.24 per share.  On April 21, 2015, Liberty consummated the purchase of the shares of Common Stock subject to the pre-emptive right.  Liberty made the purchase using cash on hand.

On February 26, 2015, stock options to purchase 25,000 shares of Common Stock at an exercise price of $78.52 per share held by Mr. Diller vested.  On February 27, 2015, Mr. Diller was granted stock options to acquire 150,000 shares of Common Stock at an exercise price of $91.75 per share, which vest in four equal annual installments on the first four anniversaries of February 15, 2015.  On March 1, 2015, stock options to purchase 12,467 shares of Common Stock at an exercise price of $18.63 per share held by Mr. Diller vested. On March 13, 2015, stock options to purchase 25,000 shares of Common Stock at an exercise price of $65.75 per share held by Mr. Diller vested.  On May 26, 2015, Mr. Diller exercised stock options over 1,196,855 shares of Common Stock at an exercise price of $26.95 per share and 698,165 shares of Common Stock at an exercise price of $36.27 per share, in each case, on a net exercise basis, acquiring a total of 606,054 shares of Common Stock, after the withholding of 1,288,966 shares of Common Stock for the payment of the exercise price and taxes due.  On February 26, 2016, stock options to purchase 25,000 shares of Common Stock at an exercise price of $78.52 per share held by Mr. Diller vested.  On March 1, 2016, Mr. Diller exercised stock options over 24,935 shares of Common Stock at an exercise price of $6.97 per share on a net settlement basis, acquiring a total of 11,479 shares of Common Stock, after the withholding of 13,456 shares of Common Stock for the payment of the exercise price and taxes due. On March 13, 2016, stock options to purchase 25,000 shares of Common Stock at an exercise price of $65.75 per share held by Mr. Diller vested.

Item 4.   Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As further described in Item 6, in connection with the proposed Spin-Off (as defined below), Liberty, SpinCo (as defined below), the Malone Group (as defined below) and Mr. Diller have entered into the Transaction Agreement (as defined below).  Pursuant to the Transaction Agreement, at the time of the Spin-Off, the parties will enter into separate agreements pursuant to which (i) all of Liberty’s rights, benefits and obligations under the Governance Agreement and the Stockholders Agreement will be assigned to SpinCo, (ii) certain amendments will be made to the terms of the Stockholders Agreement, as assigned, which will remain in effect until the expiration or termination of the proxy arrangements (as defined below), (iii) Mr. Diller will assign the Diller Proxy (as defined below) to SpinCo, subject to certain limitations, which will remain in effect until the expiration or termination of the proxy arrangements, and (iv) until the termination or expiration of the proxy arrangements, the Malone Group will grant Mr. Diller a proxy on all shares of SpinCo Series A common stock and Series B common stock held by the Malone Group immediately following the Spin-Off or thereafter acquired, subject to certain limitations, which will remain in effect until the expiration or termination of the proxy arrangements.  As a result, if the Spin-Off is completed and the proxy arrangements become effective, during the period the proxy arrangements are in effect, Mr. Diller will not have the right to directly vote all Common Shares beneficially owned by SpinCo; however, by virtue of the voting power associated with the Malone Proxy, the governance structure at SpinCo and Mr. Diller’s continuing position as Chairman of Expedia’s Board of Directors, Mr. Diller will indirectly continue to control Expedia until the termination or expiration of the proxy arrangements, at which point (and by virtue of the termination of his assignment of the Diller Proxy), unless the proxy arrangements terminated as a result of Mr. Diller’s death or disability, Mr. Diller will again have the power to vote directly all Common Shares beneficially owned by SpinCo.  During the period the proxy arrangements are in effect, the provisions of the Governance Agreement and the Stockholders Agreement, each as assigned to SpinCo (other than as the Stockholders Agreement may be affected by the Diller Assignment (as defined below) and certain related amendments to the Stockholders Agreement), will remain in effect.

Depending on market conditions and other factors, and subject to any restrictions or limitations described in Items 5 and 6 of the Statement or contained in the agreements attached as Exhibits to the Statement, the Reporting Persons or their respective subsidiaries may (i) purchase additional shares of Common Stock in the open market or in private transactions or (ii) sell all or some of their shares of Common Stock by public or private sale, gift, pledge or otherwise.

Subject to the foregoing and except as described in Items 5 and 6 of the Statement or contained in the agreements attached as Exhibits to the Statement, (i) Liberty does not have and, to the best of Liberty’s knowledge, none of its directors or executive officers have, any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4, and (ii) Barry Diller does not have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4, except that Mr. Diller may dispose of shares of Common Stock to satisfy the exercise price and tax withholding obligations in connection with the exercise of employee stock options.

The information contained in Items 5 and 6 of this Statement is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 6 of the Statement and Rows (7) through (10) of the cover pages to this Amendment is incorporated herein by reference.

(a)-(b) The members of the Reporting Group beneficially own 16,522,112 shares of Common Stock (assuming the exercise of options to purchase 249,605 shares of Common Stock), and 12,799,999 shares of Class B Common Stock, which shares constitute 12.0% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock. Assuming the conversion of all of the Reporting Group’s shares of Class B Common Stock into Common Stock, the Reporting Group would beneficially own 19.4% of the outstanding Common Stock (calculated in accordance with Rule 13d-3). Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 54.3% of the voting power of the Company.

The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of Liberty and shares of Common Stock beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse, as to which Mr. Diller disclaims beneficial ownership. The foregoing beneficial ownership amounts are based on there being outstanding, as of the close of business on January 29, 2016, 138,030,061 shares of Common Stock and 12,799,999 shares of Class B Common Stock, based on the Company’s Annual Report on Form 10-K for the fiscal year period ended December 31, 2015 and calculated in accordance with Rule 13d-3.  Subject to the information contained in Item 6 of this Amendment, Mr. Diller holds an irrevocable proxy granted by Liberty, pursuant to which Mr. Diller has the right to vote the Company’s securities held by Liberty and its subsidiaries, subject to certain limitations as described in the Statement, which proxy will be assigned by Mr. Diller to SpinCo immediately following the completion of the Spin-Off until the termination or expiration of the proxy arrangements.

(c)           The information set forth in the last paragraph of Item 3 of this Amendment regarding the vesting or exercise of stock options held by Mr. Diller during the past 60 days is incorporated into this Item 5(c) by reference.

On February 8, 2016, Mr. David E. Rapley, a director of Liberty, sold 12 shares of Common Stock in the open market for a price per share of $88.764.  On March 16, 2016, Mr. Rapley sold 15 shares of Common Stock in the open market for a price per share of $114.312.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On November 12, 2015, Liberty issued a press release announcing, among other things, that its board of directors had authorized management to pursue a plan to distribute (the “Spin-Off”) to holders of its Liberty Ventures common stock shares of a newly formed company to be called Liberty Expedia Holdings, Inc. (“SpinCo”). The assets and businesses to be held by SpinCo would include, among other things, Liberty’s interest in Expedia, as well as Liberty’s subsidiary Bodybuilding.com, LLC.

On March 24, 2016, in furtherance of the Spin-Off, Liberty and SpinCo entered into a Transaction Agreement (the “Transaction Agreement”) with John C. Malone (“Malone”), Leslie Malone (“Mrs. Malone” and together with Malone, the “Malone Group”) and Mr. Diller.  The Transaction Agreement facilitates certain arrangements (the “proxy arrangements”) whereby, immediately following the effective time of the Spin-Off until the termination or expiration of the proxy arrangements, (i) Mr. Diller will irrevocably assign to SpinCo (the “Diller Assignment”) the proxy granted to him by Liberty pursuant to the Stockholders Agreement (the “Diller Proxy”) to vote all Common Shares beneficially owned by Liberty, and (ii) the Malone Group will grant Mr. Diller an irrevocable proxy (the “Malone Proxy”) to vote all shares of SpinCo Series A common stock and Series B common stock beneficially owned by the Malone Group upon completion of the Spin-Off or thereafter, in each case, subject to certain limitations.

Unless the Transaction Agreement has been terminated prior to the completion of the Spin-Off, Liberty will, and will cause SpinCo to take all requisite action to, amend and restate the certificate of incorporation and bylaws of SpinCo, prior to the completion of the Spin-Off, to be substantially in the forms attached to the Transaction Agreement, and the applicable parties to the Transaction Agreement will enter into an assignment and assumption of the Governance Agreement and an assignment and assumption of the Stockholders Agreement, in each case assigning the rights, benefits and obligations of such agreement from Liberty to SpinCo, an amendment to the Stockholders Agreement, as assigned, the Diller Assignment, the Malone Proxy and certain other documents in connection with the Spin-Off (collectively with the Transaction Agreement, the “Proxy Arrangement Documents”). In the event the Spin-Off is not completed by December 31, 2016, any Proxy Arrangement Documents executed prior to such date shall be void and of no further force and effect, other than certain waivers granted in connection with entry into the Transaction Agreement.

The Transaction Agreement provides that, immediately following the completion of the Spin-Off, the SpinCo board of directors will consist of seven members, with five individuals designated by Liberty to serve as Common Stock Directors and two individuals designated by Mr. Diller to serve as Series B Directors. Three of the Common Stock Directors and one Series B Director are required to be “independent” as to SpinCo pursuant to Nasdaq rules and regulations. During the term of the Transaction Agreement, the SpinCo board of directors will cause each proposed Common Stock Director and each proposed Series B Director designated in accordance with SpinCo’s bylaws to be nominated for election and included in the slate of nominees recommended by the SpinCo board (or a committee of the SpinCo board) for election at the applicable meeting of stockholders.

The voting of SpinCo’s Common Shares by SpinCo following the Spin-Off will be subject to certain terms to be contained in SpinCo’s restated charter and bylaws, an amendment to the Stockholders Agreement and the Transaction Agreement.  In accordance with SpinCo’s restated charter, the Series B Directors of SpinCo will have the authority to specify how all of the Common Shares owned by SpinCo will be voted in the election of directors of Expedia (other than with respect to the election of the director nominees designated by SpinCo pursuant to the Governance Agreement, as assigned; the selection of nominees to be Common Stock Directors and the voting of the Common Shares with respect thereto will be determined by the Common Stock Directors).  Subject to the election of Mr. Diller to Expedia’s board of directors, SpinCo will use its reasonable best efforts to cause Diller to be elected and continue to serve as chairman of the board of Expedia. With respect to the voting of Common Shares beneficially owned by SpinCo on matters other than the election of directors of Expedia, the Stockholders Agreement, as amended, will provide that prior to the termination of the proxy arrangements, Mr. Diller and SpinCo will seek to agree upon how their respective Common Shares will be voted on such matters.  If the parties are unable to agree on how to vote such Common Shares on any matter for which stockholder approval is sought other than a specified corporate action (as defined below), SpinCo and Mr. Diller may vote their respective Common Shares in its or his sole discretion. In the event the matter is a specified corporate action, unless SpinCo and Mr. Diller agree as to how their respective Common Shares will be voted, then, subject to limited exceptions (including with regard to business combinations as described below), SpinCo and Mr. Diller will vote all of their respective Common Shares against the approval of such specified corporate action. Specified corporate actions include (i) any recapitalization, reclassification or any other change in the existing capital structure of Expedia, or any voluntary liquidation, dissolution or winding up of Expedia, (ii) any business combination involving Expedia or its subsidiaries (other than solely among subsidiaries of Expedia), or any sale of all or substantially all of Expedia’s assets, (iii) the creation of any new class or series of Expedia’s capital stock or the issuance (other than pursuant to options, warrants or other rights outstanding at the completion of the Spin-Off) of Common Shares, (iv) any amendment to Expedia’s organizational documents and (v) any removal of a director from the Expedia board of directors (other than the director nominees designated by SpinCo pursuant to the Governance Agreement, as assigned), subject to certain exceptions.  If SpinCo and Mr. Diller do not agree on how to vote their Common Shares on a proposed business combination in which a third party (other than SpinCo, an affiliate of Mr. Diller or another person in which Mr. Diller has a financial interest) would acquire Expedia, any of its subsidiaries or substantially all of its assets, then if Mr. Diller supports the transaction SpinCo will vote in favor of its approval unless at least 70% of the SpinCo board of directors votes to withhold such approval.  Following the termination or expiration of the proxy arrangements, the foregoing provisions in the amendment to the Stockholders Agreement will cease to be effective, and the corresponding provisions of the Stockholders Agreement (as assigned to SpinCo) will revert to the form in effect immediately prior to the effectiveness of the amendment.  Furthermore, during the period the proxy arrangements are in effect, SpinCo’s restated charter will provide, among other things, that any action by SpinCo to transfer the shares of Class B Common Stock beneficially owned by it will require the approval of SpinCo stockholders holding in excess of 70% of the voting power of SpinCo.

The Transaction Agreement also provides that Liberty and SpinCo will indemnify each of Mr. Diller and the Malone Group (the “Indemnified Parties”) from any losses incurred in connection with, arising out of or resulting from, whether prior to or after the completion of the Spin-Off, any actions relating to the matters contemplated by the Malone Proxy, Diller Assignment, Transaction Agreement, the amendment to the Stockholders Agreement and certain provisions of SpinCo’s restated charter and bylaws (collectively, the “Subject Instruments”), or the exercise by any Indemnified Party of its rights under the Subject Instruments.

The Transaction Agreement further provides that Liberty and SpinCo will reimburse each of Mr. Diller and the Malone Group for their respective reasonable, documented costs, fees and expenses incurred in connection with the execution and delivery of the Subject Instruments, regardless of whether the Spin-Off is completed, subject to certain expense caps. All costs and expenses incurred in connection with the Proxy Arrangement Documents not covered by the indemnification and expense reimbursement provisions will be paid by the party incurring such cost or expense.

Prior to the completion of the Spin-Off, the Transaction Agreement will terminate upon the earliest to occur of (i) December 31, 2016, (ii) the delivery of a termination notice by Mr. Diller following Malone’s death or disability, (iii) delivery of a notice from Liberty that it has determined to abandon the Spin-Off or terminate the Transaction Agreement, and (iv) Mr. Diller’s death, disability or his ceasing to be chairman of the Company.  Following the completion of the Spin-Off, the Transaction Agreement and the proxy arrangements will terminate upon the first to occur of:

i.                  the eighteen month anniversary of the completion of the Spin-Off;

ii.               upon the termination of the Diller Proxy upon Mr. Diller’s death or disability or his ceasing to be chairman of the Company (or any successor by merger, consolidation or other business combination);

iii.            following the first anniversary of the completion of the Spin-Off, the close of business on the tenth day following written notice from Mr. Diller to terminate the Diller Assignment or from Malone to terminate the Malone Proxy, in each case, for any reason;

iv.           a finding that any of the Subject Instruments is invalid or unenforceable in any respect (other than a de minimis respect) or preliminarily or permanently enjoining the exercise of the parties’ respective rights under any Subject Instrument, subject to certain exceptions;

v.              delivery of written notice from Mr. Diller to terminate the Diller Assignment or the Malone Group to terminate the Malone Proxy (or, in limited circumstances, without the requirement for any such notice) upon SpinCo’s entry into a definitive agreement with respect to certain business combinations with a third party (including the Company or Liberty), in which case the termination will occur immediately prior to the consummation of such business combination;

vi.           commencement by an independent party of certain exchange or tender offers with respect to SpinCo’s common stock, unless within ten business days following the commencement of such exchange or tender offer, SpinCo has taken action reasonably sufficient to deter such independent party from consummating the exchange or tender offer, in which case the termination will not be deemed to have occurred until immediately prior to the consummation of such exchange or tender offer;

vii.        delivery of a termination notice by a non-breaching party following certain breaches by Mr. Diller, on the one hand, or SpinCo, Liberty or the Malone Group, on the other hand, of their respective representations, warranties or covenants contained in any related agreement to which he or it is a party, which breach remains uncured for five business days following the delivery of notice of such breach;

viii.     either SpinCo registering or becoming required to register under the Investment Company Act of 1940, as amended (the “40 Act”) or the occurrence of changes in SpinCo’s assets or capital structure, or changes in applicable law or interpretations thereof, such that assuming the termination of the Diller Assignment, SpinCo would not be required to register as an investment company pursuant to the 40 Act (without giving effect to any cure or grace period or delay in the requirement to become registered under the 40 Act);

ix.           delivery of a notice from Mr. Diller following Malone’s death or determination of his disability or his ceasing to be chairman of the SpinCo board of directors;

x.              the date on which no shares of SpinCo’s Series B common stock remain outstanding;

xi.           any purported transfer or assignment of the proxy granted pursuant to the Malone Proxy without the prior consent of Malone or any purported transfer or assignment of the Diller Proxy (other than pursuant to the Diller Assignment) without the consent of Mr. Diller;

xii.        if and to the extent a court of competent jurisdiction makes a final determination that the assignment of the Diller Proxy pursuant to the Diller Assignment renders the Diller Proxy invalid; and

xiii.     delivery of a notice from Mr. Diller within ten business days following SpinCo’s failure to deliver certain notices with respect to a determination as to how the Common Shares beneficially owned by SpinCo are to be voted in the election of Expedia’s directors.

Upon termination of the Transaction Agreement, both the Diller Assignment and the Malone Proxy will terminate and the amendment to the Stockholders Agreement will terminate.  As a result of the termination of the Diller Assignment, Mr. Diller will again have the right to vote directly all Common Shares beneficially owned by SpinCo pursuant to the Diller Proxy, in accordance with the terms of the Stockholders Agreement, as assigned and amended (unless the Diller Proxy has previously been terminated upon Diller’s death or disability or in the event he ceases to be Chairman of Expedia).

The foregoing summary of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement, which is filed as Exhibit 9 to this Statement.

Item 7.  Material to be Filed as Exhibits

The information contained in Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

1.                                      Joint Filing Agreement, by and among Liberty Media Corporation, a Delaware corporation, Mr. Barry Diller, BDTV INC., a Delaware corporation, BDTV II INC., a Delaware corporation, BDTV III INC., a Delaware corporation, and BDTV IV INC., a Delaware corporation, dated as of August 19, 2005.*

2.                                      Governance Agreement, by and among Expedia, a Delaware corporation, Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005.*

3.                                      Stockholders Agreement, by and between Liberty Media Corporation, a Delaware corporation, and Mr. Barry Diller, dated as of August 9, 2005.*

4.                                      First Amendment to Governance Agreement, dated as of June 19, 2007, among Expedia, Inc., Liberty Media Corporation and Barry Diller (incorporated by reference to Exhibit 10.1 of Expedia’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 19, 2007).*

5.                                      Amended and Restated Joint Filing Agreement, by and among Liberty Interactive Corporation, a Delaware corporation and Mr. Barry Diller, dated as of December 20, 2011.*

6.                                      Amended and Restated Governance Agreement, by and among Expedia, a Delaware corporation, Liberty Interactive Corporation, a Delaware corporation and Mr. Barry Diller, dated as of

December 20, 2011.*

7.                                      Amended and Restated Stockholders Agreement, by and between Liberty Interactive Corporation, a Delaware corporation, and Mr. Barry Diller, dated as of December 20, 2011.*

8.                                      Assistant Secretary’s Certificate of Liberty Interactive Corporation.*

9.                                      Transaction Agreement, dated as of March 24, 2016, among Liberty Interactive Corporation, a Delaware corporation, Liberty Expedia Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Liberty Interactive Corporation, Barry Diller, an individual, John C. Malone, an individual and Leslie Malone, an individual, together with certain exhibits thereto (incorporated by reference to Exhibits 10.13 and 10.8, 10.11, 10.12 and 10.15, respectively, of Liberty Expedia Holdings, Inc.’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 24, 2016).

* Previously filed.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: March 28, 2016

LIBERTY INTERACTIVE CORPORATION

	By:	/s/ Richard N. Baer
Name:Richard N. Baer
Title: Chief Legal Officer

BARRY DILLER

/s/ Barry Diller

EXHIBIT INDEX

Exhibit No.	Description

1.

Joint Filing Agreement, by and among Liberty Media Corporation, a Delaware corporation, Mr. Barry Diller, BDTV INC., a Delaware corporation, BDTV II INC., a Delaware corporation, BDTV III INC., a Delaware corporation, and BDTV IV INC., a Delaware corporation, dated as of August 19, 2005.*

2.	Governance Agreement, by and among Expedia, a Delaware corporation, Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005.*
3.	Stockholders Agreement, by and between Liberty Media Corporation, a Delaware corporation, and Mr. Barry Diller, dated as of August 9, 2005.*
4.

First Amendment to Governance Agreement, dated as of June 19, 2007, among Expedia, Inc., Liberty Media Corporation and Barry Diller (incorporated by reference to Exhibit 10.1 of Expedia’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 19, 2007).*

5.	Amended and Restated Joint Filing Agreement, by and among Liberty Interactive Corporation, a Delaware corporation and Mr. Barry Diller, dated as of December 20, 2011.*
6.	Amended and Restated Governance Agreement, by and among Expedia, a Delaware corporation, Liberty Interactive Corporation, a Delaware corporation and Mr. Barry Diller, dated as of December 20, 2011.*
7.	Amended and Restated Stockholders Agreement, by and between Liberty Interactive Corporation, a Delaware corporation, and Mr. Barry Diller, dated as of December 20, 2011.*
8.	Assistant Secretary’s Certificate of Liberty Interactive Corporation.*
9.

Transaction Agreement, dated as of March 24, 2016, among Liberty Interactive Corporation, a Delaware corporation, Liberty Expedia Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Liberty Interactive Corporation, Barry Diller, an individual, John C. Malone, an individual and Leslie Malone, an individual, together with certain exhibits thereto (incorporated by reference to Exhibits 10.13 and 10.8, 10.11, 10.12 and 10.15, respectively, of Liberty Expedia Holdings, Inc.’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 24, 2016).

* Previously filed.

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY INTERACTIVE

CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Interactive Corporation are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of Liberty Interactive Corporation, all executive officers and directors listed on this Annex A are United States citizens, except for Ian G. Gilchrist, who is a citizen of the United States and Canada.

Name and Business Address (If Applicable)	Principal Occupation and Principal Business (If Applicable)
John C. Malone	Chairman of the Board and Director of Liberty
Gregory B. Maffei	President and Chief Executive Officer of Liberty; Director of Liberty
Michael George	Director of Liberty; President and Chief Executive Officer, QVC, Inc.
M. Ian G. Gilchrist	Director of Liberty
Evan D. Malone	Director of Liberty
David E. Rapley	Director of Liberty
M. LaVoy Robison	Director of Liberty
Larry E. Romrell	Director of Liberty
Mark Vadon	Director of Liberty
Andrea L. Wong	Director of Liberty
Richard N. Baer	Chief Legal Officer of Liberty
Albert E. Rosenthaler	Chief Tax Officer of Liberty
Christopher W. Shean	Chief Financial Officer of Liberty